April 28, 2006

Mail Stop 3561



Mr. Mark Meller
President and CEO
MM2 Group, Inc.
750 Route 34
Matawan, NJ  07747



Re:	MM2 Group, Inc.
	Form 8-K filed October 19, 2005, as amended
      File No. 0-50292


Dear Mr. Meller:

      We have reviewed the financial statements included in your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K dated October 19, 2005, as amended

1. In your response to prior comment 1 you state, "It is the Company`s intention to record the discount to earnings if and when the debentures are converted to equity." Please explain how this accounting treatment complies with guidance regarding beneficial conversion features in EITF Issues 98-5 and 00-27. Specifically address Issue 7 of EITF 00-27, which discusses the accounting treatment when the terms of a contingent conversion option do not permit the number of shares that would be received upon conversion if the contingent event occurs (e.g. listing on the OTC Bulletin Board) to be calculated at the commitment date. Explain why you would not recognize the intrinsic value of the conversion feature on the date of resolution of the contingency.

2. We have reviewed your response to prior comment 2. The contract provisions that were in effect at each balance sheet date should be evaluated under the provisions of EITF 00-19 and 05-04 to determine the effect of the liquidated damage provisions on accounting and classification of the warrants and other instruments, rather than evaluating subsequently adopted contract amendments retroactively. Please revise the footnotes to discuss the terms of the registration rights agreements in existence at each balance sheet date and clearly outline the requirements and the related damages that may be incurred under those agreements. Discuss the amount of damages incurred through each balance sheet date, the potential amount of damages possible under the contracts in existence at each balance sheet date, whether and when any cap existed to limit such damages, and other material terms.

3. We note in your response to prior comment 2 that the 750,000 warrants issued to Cornell were not considered a derivative. The scope of EITF 00-19 is not limited to derivative instruments as defined in FAS 133. The scope applies to all contracts that are indexed to and sometimes settled in a company`s own stock, which would include instruments that do not meet the definition of a derivative under FAS 133. Please explain the effect of EITF 00-19 and 05-04 in analyzing registration rights agreement on the accounting and classification of these warrants.

4. We note your intent to file the unaudited interim financial statements of MM2 Group, for the quarter ended September 30, 2005, in an amendment to the October 19, 2005, Form 8-K along with pro forma results of operations for the quarter ended September 30, 2005, as if the transaction had occurred on December 8, 2004.


Closing Comments

	Please make appropriate revisions in your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. These revisions and the letter should be filed on EDGAR no later than May 12, 2006. Please understand that we may have additional comments after reviewing your revisions and responses to our comments.


	Any questions regarding the comments may be directed to
Maureen
Bauer, Accountant at (202) 551-3237 or Terence O`Brien, Accounting Branch Chief, at (202) 551-3355. In this regard, please do not hesitate to contact the undersigned or John Reynolds, Chief at
(202)
551-3790, who supervised the review of your filing.



							Sincerely,



							Tia Jenkins
							Senior Assistant Chief
Accountant
      Office of Emerging Growth Companies

MM2 Group, Inc.
April 28, 2006
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